September 19, 2007

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Rufus Decker
Mr. Ernest Greene

Re:	Acuity Brands, Inc.
Form 10-K for the Fiscal Year ended August 31, 2006
Forms 10-Q for the Fiscal Quarters Ended November 30, 2006, February 28, 2007, and May 31, 2007
File No. 1-16583

Gentlemen:

We are writing in response to the letter (“the Comment Letter”) dated August 28, 2007 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), with respect to the Acuity Brands, Inc. (“Acuity Brands” or the “Company”) Form 10-K for the fiscal year ended August 31, 2006 and Form 10-Q for the fiscal quarters ended November 30, 2006, February 28, 2007, and May 31, 2007. The responses are set forth below following the text of the paragraph of the Comment Letter to which each response relates.

In connection with responding to these comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

General

Staff’s Comment 1: Where a comment below requests additional disclosures or other revisions, please show us what the revisions will look like in your supplemental response. All revisions should be included in your future filings, including your interim filings where appropriate.

Response: Acuity Brands advises the Staff that the additional disclosures recommended will be incorporated in all future filings as discussed below. Please refer to the responses to the specific comments included herein.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations, page 18

Results of Operations, page 22

Fiscal 2006 Compared with Fiscal 2005, page 22

Staff Comment 2: Please expand/revise the discussion of your results of operations for each period presented to address the following:

•

Please provide a more comprehensive analysis of factors that impacted your net sales, costs of products sold and operating expenses. In addition, you should discuss known or anticipated trends that have and/or may continue to have an impact on your results of operations. Your discussion and analysis should provide investors with sufficient information to understand historical trends and expectations for the future through the eyes of management.

•

Please quantify the impact of each factor you identify when multiple factors contribute to fluctuations. You should also ensure that you are explaining the majority of the increases or decreases in each line item. For example, you indicate that the increase in operating expenses was due to increased commission expense, freight expense, incentive compensation, and training and development of associates. However, you do not quantify the amount of the increase related specifically to each business factor. You also do not discuss this trend and the impact of this trend and expectations for the future.

Please refer to Item 303 of Regulation S-K. Please show us what your revised MD&A for Fiscal 2006 Compared to Fiscal 2005 will look like, since it will appear in your next Form 10-K.

Response: In accordance with Item 303(a)(3) and Release 33-8350, the Company recognizes that describing business reasons underlying significant changes in statement of operation line items between periods provides insight for readers to view the business through the eyes of management. Accordingly, the Company has included in Management’s Discussion and Analysis (“MD&A”) the business reasons underlying significant changes in statement of operation line items, including, without limitation, changes in consolidated net sales, consolidated gross profit margins, and consolidated operating profit. In addition, the MD&A sections describe the business reasons for significant change between periods in consolidated operating expenses, which includes certain line items on the statement of operations. Changes in net sales and operating profit are also separately discussed for each business unit, including the primary factors driving such changes. The Company believes it has quantified the impact of the business reasons underlying significant changes where practicable; the Company has not quantified the impact of certain business reasons where impracticable or insignificant. In such circumstances, the Company has described the business reason and the nature of the change. Management believes that this approach focuses readers on material business reasons driving significant change in the Company and provides readers with a more accurate picture of how management views the Company’s business.

However, in consideration of the Staff’s comments, the Company will include the following in future filings regarding trends and other factors affecting net sales, cost of products sold, and operating expenses:

Net Sales

Acuity Brands routinely discloses the proportional impact that pricing, volume, and product mix have on fluctuations in each business unit’s net sales. The Company refrains from further quantification of these influences due to the inherent imprecision associated with doing so. However, the proportional impact of these three factors is augmented by a qualitative discussion to assist the reader in better understanding the nature of these changes, including trends and events that surface from time to time in the marketplace affecting demand for our products. There are certain lasting and recurring trends that shape the Company’s quarterly financial results in such a way as to render sales performance in the latter half of the Company’s fiscal year stronger than its first half. While users of Acuity Brands financial statements have historically been informed of the seasonality and cyclicality of the Company’s operations through relevant disclosures made in the Business section of the Company’s Form 10-K, management has not always duplicated these disclosures in its comparative discussion and analysis of net sales. In response to this Staff comment as well as Comment #10, the Company will prospectively include within management’s discussion of net sales the following language regarding recurring trends that routinely impact our sales performance:

“Sales generated by both business units in the third and fourth quarters of fiscal 2006 outpaced those generated in the first half of the fiscal year due to the seasonal nature of the Company’s business. Also, second quarter net sales generated by both business units are typically adversely impacted by the decreased demand associated with inventory rebalancing efforts routinely undertaken by certain of the Company’s retail and distribution customers towards the end of those customers’ fiscal years.”

The above listed language will be included in each comparative periods’ discussion of net sales presented in the Results of Operations section of Item 7 to Acuity Brands Form 10-K for the year ended August 31, 2007. Please refer to the response to Staff comment #10 for further detail.

Major Components Influencing Operating Profit

The Company supplementally advises the Staff of the following reconciliation of consolidated operating profit described in management’s discussion and analysis of fiscal 2006 operating results as compared with those of the preceding fiscal year:

(in millions)	Impact on Operating Profit
Benefits from a combination of improved sales volume, pricing, product mix, and impact of change in foreign exchange rates	$117.9

Charges linked to variability of revenue growth including commissions, freight to customers, and selling related bonuses	(43.2)

Restructuring related benefits ($13 million realized in 2005; total savings of $50 million related to 2005 Reduction-in-Force were realized by the second quarter of fiscal 2006 in AYI’s 2006 10-K )	36.6

Impact of increased raw material and component parts	(31.1)

Wages, benefits, and incentive compensation subject to inflationary increases	(7.2)

Other, including manufacturing and productivity gains	17.7

Net increase in operating profit in 2006 as compared with 2005	$90.7

Please be advised that, as filed, the Company’s comparative discussion of fiscal 2006 and fiscal 2005 consolidated operating results included statements addressing the related period’s fluctuation in net sales, the ultimate realization of $50.0 million in savings that resulted from the restructuring initiative undertaken in fiscal 2005, and the approximate $30.0 million impact of increased raw materials and component part costs on operating results.

The Company will revise management’s discussion of fiscal 2006 comparative operating results not only to expand upon the variable nature of costs influenced by the growth of the Company’s revenue base, but also to quantify the fluctuation of these costs during the year ended August 31, 2006 as follows:

Fiscal 2006 Compared with Fiscal 2005

Consolidated Results

“…Of the total increase in operating expenses in 2006, $43.2 million was attributable to costs that typically vary directly with sales, such as commissions paid to the Company’s sales force, bonuses designed to reward the profitable growth of revenues, and freight pertaining to shipments to customers. Also contributing to the overall fluctuation in operating costs were increased expenses related to other incentive compensation, including costs associated with share-based compensation, as well as costs related to efforts to improve productivity and customer service and training and development for associates. While total operating costs increased $54.2 million from the prior year, total 2006 operating expenses as a percentage of net sales declined 180 basis points to 32.3% from 34.1% in the prior year.”

Acuity Brands Lighting

“…Operating profit increased $86.8 million, or 91.8% in 2006 to $181.4 million from $94.6 million reported in 2005. Operating profit margins improved to 9.9% in 2006 from 5.8% in 2005. Operating profit in 2005 included $15.7 million of the above noted special charge. In addition to the absence of the special charge, operating profit in 2006 was positively impacted by profit contribution from the greater shipments and improved pricing and mix mentioned above as well as benefits from programs implemented to streamline operations, improve customer service, and reduce transaction costs. These benefits were partially offset by a $35.5 million increase in costs that typically vary with sales including commissions paid to ABL’s sales force, bonuses designed to reward profitable growth of revenues, and freight pertaining to shipments to customers, by a $22.4 million increase in costs associated with raw materials and components, and by increased costs related to efforts to improve productivity and customer service.”

Acuity Specialty Products

“…Operating profit increased $6.5 million, or 15.4%, in 2006 to $48.8 million from $42.3 million reported in 2005. Operating profit margins improved to 8.8% in 2006 from 7.9% in 2005. Operating profit in 2005 included $3.6 million of the above mentioned special charge. In addition to the absence of the special charge, operating profit was positively impacted by benefits from programs implemented to streamline operations, profit contribution from pricing, and benefits from cost containment programs. These benefits were partially offset by an $8.7 million increase in costs associated with raw materials and components, by a $4.7 million increase in costs that typically vary with sales including commissions paid to ASP’s sales force, bonuses designed to reward profitable growth of revenues, and freight pertaining to shipments to customers, by a pre-tax charge of $1.2 million related to a product recall due to defective containers purchased from a vendor, and by increased legal expenses related to environmental matters.”

Financial Statements

Note 2: Summary of Significant Accounting Policies, page 40

Staff Comment 3: Please disclose the types of expenses that you include in the cost of products sold line item and the types of expenses that you include in the selling, distribution, and administrative expenses line item. In doing so, please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of products sold line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of products sold, please disclose:

•	in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

•

in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of products sold and others like you exclude a portion of them from gross profit, including them instead in a line item, such as selling, distribution, and administrative expenses.

Response: In preparing Acuity Brands’ financial statements and related footnotes, the Company considered its significant accounting policies in accordance with the requirements of Accounting Principles Board Opinion No. 22, Disclosure of Accounting Policies (“APB No. 22”) (as affected by subsequent literature) as well as other authoritative literature. Acuity Brands has disclosed all significant accounting policies in order to enable a user of its financial statements to make meaningful comparisons between the Company’s operating results and those of its competitors and other industry participants and registrants.

Acuity Brands’ cost of products sold includes the cost normally incurred in acquiring and producing inventory for sale, including inbound freight charges, purchasing and receiving costs, and inspection costs. Specifically, the Company does not believe that its financial statements reflect any principles or methods that have been selected from acceptable alternatives, methods that are peculiar to its industries, or any unusual or innovative applications of generally accepted accounting principles as they relate to cost of products sold. As Acuity Brands believes these policies to be pervasive, ordinary, and customary to its industries, the Company does not believe separate disclosure dedicated to the components of cost of products sold would meaningfully enhance a readers’ understanding or usefulness of the Company’s public filings.

The only costs spoken to in Staff comment #3 that are not captured within the Company’s costs of products sold is an immaterial portion of Acuity Specialty Products’ intracompany freight, and the Company does not believe that the treatment of such costs represents a departure from widely observed practice based on management’s industry knowledge. Acuity Brands’ internal control framework will continue to include controls specifically designed to ensure that its policies and practices are monitored going forward in light of relevant statements made by competitors as well as emerging accounting literature to ensure that any additional disclosure needed to maintain the standard of comparability that the Company believes has been attained in its current filings are made in a timely and sufficiently detailed manner.

Revenue Recognition, page 40

Staff Comment 4: You indicate that provisions for certain rebates, sales incentives, product returns and discounts to customers are recorded in the same period the related revenue is recorded. Please tell us whether all forms of consideration given to customers (or resellers) are treated as a reduction of revenues. If not, please disclose the circumstances when they are treated as an expense, along with the related amounts included in each expense line item for each period presented. See EITF 01-9.

Response: Deductions taken by customers from invoice remittances in connection with the authorized customer rebate, sales incentive, product return, and discount programs referenced in the Company’s previous policy disclosures addressing revenue recognition constitute a reduction of selling price pursuant to EITF Issue 01-09: Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products) (“EITF 01-9”), and the Company records these deductions as an offset to revenue accordingly. Certain of Acuity Brands’ customers collect consideration for services performed for the Company by withholding a pre-approved service fee from the payment of invoices generated through normal and customary selling transactions with Acuity Brands. Acuity Brands has previously reviewed each of the contracts related to these service arrangements and, except as described below, records service-related remittance deductions as a reduction of revenue.

Please be advised that Acuity Brands Lighting, Inc. (“ABL”) includes deductions taken by one of its customers in exchange for certain in-store services within its Selling, Distribution, and Administrative Expenses. Deductions taken by this customer in connection with this arrangement totalled $5.4 million, $4.9 million, and $4.6 million in fiscal years 2006, 2005, and 2004, respectively. The Company has previously reviewed the related contract and determined that services afforded under the contract are 1) identifiable; 2) separable; 3) can easily be assigned a fair value; and 4) do not meet the definition of “slotting fees” per EITF 01-9. The results of this review led the Company to conclude that ABL’s practice of recording these deductions within its distribution expenses is consistent with treatment required by EITF 01-9.

ABL also allows this customer to deduct certain shipping and handling related charges from its invoice remittances as this customer provides for the shipment of products to its locations, and ABL accrues the costs of these deductions in Selling, Distribution, and Administrative Expenses. EITF Issue No. 00-10: Accounting for Shipping and Handling Fees and Costs (“EITF 00-10”) acknowledges the divergence in practice that exists with regard to the treatment of freight-related costs. However, per

EITF 00-10, companies 1) are prohibited from deducting shipping and handling costs from revenues and 2) when shipping costs or handling costs are significant and are not included in cost of sales (that is, if those costs are accounted for together or separately on other income statement line items), a company must disclose both the amount(s) of such costs and the line item(s) on the income statement that include them. Accordingly, Acuity Brands separately discloses shipping and handling charges included within its Selling, Distribution, and Administrative Expenses line item of its Consolidated Statement of Operations. ABL initiated the underlying agreement with this customer during fiscal year 2006, and deductions from invoice remittances allowed in connection with this contract totalled $8.5 million in fiscal 2006.

Acuity Brands’ revenue recognition policy disclosures included within previous filings did not explicitly address the above mentioned service arrangements that fall under the scope of EITF 01-9. The Company will expand its related policy disclosure to better inform financial statement users of its accounting treatment for these programs as follows:

Revenue Recognition

“Acuity Brands records revenue when the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the selling price to the customer is fixed and determinable, and collectibility is reasonably assured. Delivery is not considered to have occurred until the customer assumes the risks and rewards of ownership. Customers take delivery at the time of shipment for terms designated free on board shipping point. For sales designated free on board destination, customers take delivery when the product is delivered to the customer’s delivery site. Provisions for certain rebates, sales incentives, product returns, and discounts to customers are recorded as an offset to revenue in the same period the related revenue is recorded. The Company also maintains one-time or on-going marketing and trade-promotion programs with certain customers that require the Company to estimate and accrue the expected costs of such programs. These arrangements include cooperative marketing programs, merchandising of the Company’s products, and introductory marketing funds for new products and other trade-promotion activities conducted by the customer. Costs associated with these programs are reflected within the Company’s Consolidated Statement of Operations in accordance with EITF Issue No. 01-09: Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products), which in most instances requires such costs be recorded as a reduction of revenue.

Research and Development/Advertising, page 45

Staff Comment 5: Please disclose the statement of operations line(s) that research and development and advertising costs are included in.

Response: Please be advised that the Company’s prospective policy disclosures concerning research and development and advertising costs will be revised in consideration of the Staff’s comment as follows:

Research and Development

“Research and development costs, which are included in Selling, Distribution, and Administrative Expense in Consolidated Statements of Operations, are expensed as incurred. Research and development expenses amounted to $    .     million, $32.0 million, and $28.9 million during the fiscal years 2007, 2006, and 2005, respectively.”

Advertising

“Advertising costs are expensed as incurred and are included within Selling, Distribution, and Administrative Expense in Consolidated Statements of Operations. These costs totaled  ...  ”

Interest Expense, net, page 46

Staff Comment 6: Please tell us why you are including interest on obligations in connection with non-qualified retirement plans outside of operating profit. Please cite the accounting literature used to support your conclusion.

Response: The Company offers various non-qualified executive deferred compensation programs that benefit certain current and retired members of senior management. Plan participants earn interest on deferrals made into these programs, and the Company recognizes all such interest-related charges within income from operations along with the remainder of the Company’s compensation related expenses.

Acuity Brands maintains a company-owned life insurance program or COLI. Each year Acuity Brands is provided with the option to borrow against the cash surrender value of its life insurance policies. The Company’s election to enter into these loan agreements, as well as its ultimate use of the resulting proceeds, represent a financing decision that is evaluated by management just as management determines how best to utilize all sources of cash available to the Company. The interest incurred in connection with these COLI related financing arrangements is charged to the non-operating income line item Interest Expense, net as are all interest charges generated through the usage of Acuity Brands’ financing vehicles.

Acuity Brands has historically used proceeds from the cash surrender value backed loans to offset expense associated with obligations arising out of its deferred compensation programs. Therefore, the Company’s policy statement on page 46 characterized the interest related to these loans as pertaining to “obligations in connection with non-qualified retirement plans”. The Company acknowledges that this characterization could be made clearer and will prospectively revise the disclosure to more accurately state the following:

Interest Expense, Net

Interest expense, net, is comprised primarily of interest expense on long-term debt, revolving credit facility borrowings, short-term borrowings, and loans collateralized by assets related to Acuity Brands company-owned life insurance program, partially offset by interest income on cash and cash equivalents.

Miscellaneous Expense (Income), Net, page 46

Staff Comment 7: You indicate that miscellaneous expense (income), net is comprised primarily of gains or losses resulting from the sale of property, plant and equipment. Please classify these gains or losses from the sale of property, plant and equipment in operating income as required by 45 of SFAS 144.

Response: Please be advised that the company reviewed its practices regarding the classification of gains or losses resulting from the sale of property, plant and equipment during fiscal year 2007. All material gains or losses resulting from property sales generated during fiscal 2007 and going forward will be recorded within income from operations in accordance with Statement of Financial Accounting Standards No. 144: Accounting for the Impairment or Disposal of Long-Lived Assets. Net gains or losses stemming from asset sales consummated during the periods presented within the Acuity Brands Form 10-K for the fiscal year ended August 31, 2006 are immaterial to the operations of the consolidated entity. More specifically, net gains or (losses) on fixed asset sales totaled $1.0 million, ($1.9) million, and $0.7 million in fiscal years 2006, 2005, and 2004, respectively, which management does not believe to be material considering relevant guidance provided by Staff Accounting Bulletin No. 99.

Note 4: Long-Term Debt and Lines of Credit, page 52

Staff Comment 8: You indicate that your $160.0 million and $200.0 million notes are publically traded notes. Please tell us whether these publically traded notes are registered pursuant to the Exchange Act of 1934. If your notes are registered notes, please disclose: (1) whether your notes are guaranteed by one or more of your subsidiaries, (2) if the guarantees are full and unconditional and joint and several, (3) whether Acuity Brands has no independent assets or operations and (4) any significant restrictions on the ability of Acuity Brands or any guarantor to obtain funds from its subsidiaries by dividend or loan. Please also tell us what consideration you have given to Rule 3-10 of Regulation S-X, as applicable.

Response: National Service Industries, Inc., the parent company of Acuity Brands, Inc. prior to the spin-off of Acuity Brands, Inc. in November 2001, issued debt securities registered under the Securities Act of 1933, as amended, in 1999 and 2000. Each series of notes was issued under the same indenture and the same registration statement (Reg. No. 333-59627). In connection with the spin-off of Acuity Brands, Inc., National Service Industries, Inc., Acuity Brands, Inc. (formerly L&C Spinco, Inc.), Acuity Brands Lighting Inc. (formerly L&C Lighting Group, Inc.), Acuity Specialty Products, Inc. (formerly The ZEP Group, Inc.) and SunTrust Bank, the trustee under the indenture, executed a supplemental indenture pursuant to which, and in compliance with the terms of the indenture, Acuity Brands, Inc., Acuity Brands Lighting, Inc. and Acuity Specialty Products, Inc. assumed the obligations of National Service Industries, Inc. with respect to the notes issued under the indenture. Neither series of notes is registered or required to be registered under the Securities Exchange Act of 1934, as amended. Neither series of notes is listed on a securities exchange, and, to the Company’s knowledge, neither series of notes is owned by more than 300 holders.

Note 7: Self-insurance, page 60

Staff Comment 9: Please disclose your excess loss limits associated with each risk you are self-insured for, including but not limited to, workers’ compensation, comprehensive general liability and auto liability. Please also disclose each risk for which you do not have excess loss limits. Please similarly revise your disclosures elsewhere in the filing.

Response: Acuity Brands will revise the relevant disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Estimates – Self-Insurance” and “Note 7: Commitments and Contingencies – Self-Insurance” in response to the Staff’s comment. In addition, Acuity Brands will make corresponding revisions under the risk factor entitled “Unexpected Development of Legal and Environmental Contingencies”. Each such change will appear in the Company’s Form 10-K for the year ended August 31, 2007 as follows:

Item 1a.	Risk Factors

Unexpected Development of Legal and Environmental Contingencies

“Acuity Brands is subject to various legal claims arising in the normal course of business, including patent infringement, environmental, and product liability claims. The Company is insured up to specified limits for certain types of claims with a self-insurance retention of $0.5 million per occurrence, including toxic tort and other product liability claims, and are fully self-insured for…”

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Self-Insurance

“It is Acuity Brands policy to self-insure, up to certain limits, certain risks including workers’ compensation, comprehensive general liability, and auto liability. The Company’s self-insured retention for each claim involving workers’ compensation, comprehensive general liability (including toxic tort and other product liability claims), and auto liability is limited to $0.5 million per occurrence of such claims. A provision for claims under this self-insured program, based on Acuity Brands estimate of the aggregate liability for claims incurred, is revised and recorded annually. The estimate is derived from both internal and external sources including but not limited to the Company’s independent actuary. The Company is also self-insured up to certain limits for certain other insurable risks, primarily physical loss to property ($0.5 million per occurrence) and business interruptions resulting from such loss and lasting three days or more in duration. Insurance coverage is maintained…”

Note 7: Commitments and Contingencies

Self-Insurance

“It is the policy of Acuity Brands to self-insure, up to certain limits, risks including workers’ compensation, comprehensive general liability, and auto liability. The Company’s self-insured retention for each claim involving workers’ compensation, comprehensive general liability (including toxic tort and other product liability claims), and auto liability is limited to $0.5 million per occurrence of such claims. Based on the Company’s estimate of the aggregate liability for claims incurred, a provision for claims under this self-insured program is revised and recorded annually. This estimate is derived from both internal and external sources including but not limited to Acuity Brands independent actuary. Acuity Brands is also self-insured up to certain limits for certain other insurable risks, primarily physical loss to property ($0.5 million per occurrence) and business interruptions resulting from such loss and lasting three days or more in duration. Insurance coverage is maintained…”

Note 11: Quarterly Financial Data, page 67

Staff Comment 10: You had a significant increase in sales from the second quarter of 2006 to the third and fourth quarters of 2006. However, you do not discuss this trend in your MD&A. Please discuss the underlying reasons or implications for this significant increase and the significant third and fourth quarter sales. Please also discuss whether this development is temporary or expected to continue. If your significant third and fourth quarter sales are considered to be seasonal, please disclose this fact in your MD&A.

Response: Please be advised that the discussion of each comparative periods’ net sales presented in the Results of Operations section of Item 7 to Acuity Brands Form 10-K for the year ended August 31, 2007 will include language informing financial statement users of recurring seasonal and cyclical trends that impact the Company’s net sales on an annual basis. The Company will revise the discussion of its fiscal 2006 net sales activity that was filed in the August 31, 2006 Form 10-K as follows in response to the Staff’s comments:

Results of Operations

Fiscal 2006 Compared with Fiscal 2005

Consolidated Results

“…Net sales increased approximately 12.4% and 3.2% at ABL and ASP, respectively, in spite of soft economic conditions in certain key markets, particularly for the first half of the year. More than half of the growth in net sales at ABL resulted from volume expansion and new product introductions, with the remainder attributable to improved pricing and product mix. At ASP, the increase in net sales was due primarily to higher selling prices in both the industrial and institutional (“I&I”) and retail channels. Sales generated by both business units in the third and fourth quarters of fiscal 2006 outpaced those generated in the first half of the fiscal year due to the seasonal nature of the Company’s business. Also, second quarter net sales generated by both business units are typically adversely impacted by the decreased demand associated with inventory rebalancing efforts routinely undertaken by certain of the Company’s retail and distribution customers towards the end of those customers’ fiscal years. Consolidated gross profit margins…”

Please feel free to contact me at (404) 853-1400 with any questions concerning this letter.

ACUITY BRANDS, INC.

By:	/s/ Richard K. Reece
Richard K. Reece
Executive Vice President and Chief Financial Officer